Givaudan

File N° 1263-2B-82-5087

Invitation to the Annual General Meeting 2006




06011728

SUPPL

Givaudan SA,Vernier

Friday 7 April at 11:00 am in the Salle Communale de Plainpalais Théâtre Pitöeff, 52 rue de Carouge in Geneva. Doors open at 10:00 am.

Agenda and proposals

1. *Approval of the annual report, the annual financial statements and the consolidated financial statements 2005.*
   Proposal of the board of directors: approval of the annual report, the annual financial statements and the consolidated financial statements 2005.

2. *Release of the board of directors*
   Proposal of the board of directors: to release its members.

3. *Decision regarding the appropriation of available earnings*

Net profit for the year 2005	CHF	397,447,090
Balance brought forward from previous year	CHF	121,183,755
Total available earnings	CHF	518,630,845

Proposal of the board of directors:

Distribution of an ordinary dividend of CHF 17.60 gross per share	CHF	130,240,000
Transfer to free reserve	CHF	200,000,000
Total appropriation of available earnings	CHF	330,240,000
Balance to be carried forward	CHF	188,390,845

dlw 3/17

4. *Reduction of the share capital*
   Proposal of the board of directors:

   (a) To reduce the share capital by CHF 2,000,000, from CHF 74,000,000 to CHF 72,000,000, by destroying 200,000 registered shares of a par value of CHF 10 each, purchased by the company under its second share buy-back programme;

   (b) To confirm, following the findings of the special auditors' report prepared by PricewaterhouseCoopers SA in accordance with Art. 732 para. 2 of the Swiss code of obligations, that third-party claims are fully covered in spite of the reduction of the share capital;

(c) To replace Art. 3 para.1 of the articles of incorporation of the company, which reads as follows

> " The share capital of the corporation amounts to CHF 74,000,000 and is divided into 7,400,000 registered shares with a par value of CHF 10 per share. The share capital is fully paid-in."

by the following provision: .

> " The share capital of the corporation amounts to CHF 72,000,000 and is divided into 7,200,000 registered shares with a par value of CHF 10 per share. The share capital is fully paid-in."

5. *Creation of authorised capital*
   Proposal of the board of directors:

   (a) To create authorised capital for a maximum nominal value of CHF 10,000,000 limited to 7 April 2008.

   (b) To replace Art. 3 para.1 1st sentence of the articles of incorporation of the company, which reads as follows

   > " The board of directors is authorized until 16 April 2006 to increase the share capital up to a maximum of 1,000,000 registered shares, which shall be completely paid in, with a par value of CHF 10 per share."

   by the following:

   > " The board of directors is authorized until 7 April 2008 to increase the share capital up to a maximum of 1,000,000 registered shares, which shall be completely paid in, with a par value of CHF 10 per share."

6. *Election of members of the board of directors*
   Proposal of the board of directors: to re-elect Messrs André Hoffmann, Prof John Marthinsen and Dr Jürg Witmer for a term of three years in accordance with the articles of incorporation. Elections are individual.

7. *Election of the statutory auditors and group auditors*
   Proposal of the board of directors: to re-elect PricewaterhouseCoopers SA as the statutory auditors and group auditors for the financial year 2006.

Documentation

Enclosed with the invitation sent to shareholders are a registration form and an instruction form which shareholders may complete and return by mail to the following address : S A G SIS Aktienregister AG, Givaudan SA, Postfach, CH-4609 Olten, Switzerland.

The 2005 business report, which is comprised of the annual report, the annual financial statements and the consolidated financial statements, as well as the reports of the statutory auditors and group auditors, are available to shareholders at the company's headquarters. The business report is also available on this website.

Participation and voting rights

Shareholders registered with voting rights in the share register as of 23 March 2006 will be authorised to participate and to vote at the annual shareholders' meeting. They will receive their entrance card and voting material upon returning the enclosed registration form or by contacting the company's share register at the address indicated above.

From 23 March to 8 April 2006, no entries will be made in the share register which would create a right to vote at the shareholders' meeting. Shareholders who sell part or all of their shares before the shareholders meeting are no longer entitled to vote to that extent. They are requested to return or to exchange their admission card and voting material

Representation

Shareholders who do not intend to participate in the annual shareholders' meeting personally may be represented by their bank or their financial advisor as depository representative, by another shareholder or by an independent representative, or also by our company.

Mr Manuel Isler, advocate, c/o B.M.G. Avocats, Avenue de Champel 8c, Case postale 385, 1211 Genève 12, acts as independent representative according to Art. 689c of Swiss code of obligations. The completed and signed power of attorney should be submitted to the share register. Unless otherwise instructed, the independent representative granted the power of attorney will vote in favour of proposals made by the board of directors.

Shareholders who choose to give our company a power of attorney should return the completed and signed power of attorney to the attention of the share register. In this case, the voting right will be exercised in favour of the proposals made by the board of directors. Powers of attorney which contain instructions to the contrary will be turned over to the independent representative.

Shareholders who wish to be represented by another shareholder or by a depository representative should send the completed and signed power of attorney directly to the address of their designated representative.

Vernier, 14 March 2006

For the Board of Directors

The Chairman
Dr. Jürg Witmer

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